December 7, 2018

Shy Basson
Chief Financial Officer
Itamar Medical Ltd.
9 Halamish Street
Caesarea 3088900, Israel

       Re: Itamar Medical Ltd.
           Amendment No. 4 to
           Draft Registration Statement on Form 20-F
           Submitted November 26, 2018
           CIK No. 0001613170

Dear Mr. Basson:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F Amended November 26, 2018

Risk Factors, page 3

1.     Please provide us your analysis of whether the third paragraph of
Section 5.7 of exhibit
       2.1 presents a material risk to purchasers that they may not be able to participate in future distributions.
 Shy Basson
Itamar Medical Ltd.
December 7, 2018
Page 2
ITEM 5. Operating and Financial Review and Prospects , page 64

2. We reference the Third Quarter Financial Report for the period ended September 30, 2018 included on your website. Please explain to us how you considered the guidance in Item
      8.A.5 of Form 20-F related to updating the financial information included in your filing. Your response should also address Item 5 of Form 20-F.
How may the deposit agreement be amended?, page 144

3. Please reconcile your disclosure regarding notice and effectiveness of amendments with the second paragraph of Section 6.1 of exhibit 2.1.
        You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Russell Mancuso, Legal
Branch Chief, at 202-551-3617 with any other questions.



                                                          Sincerely,
FirstName LastNameShy Basson
                                                          Division of
Corporation Finance
Comapany NameItamar Medical Ltd.
                                                          Office of Electronics
and Machinery
December 7, 2018 Page 2
cc:       Ido Zemach, Esq.
FirstName LastName